UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	November 1, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

WESTAFF, INC.
Full Name of Registrant

N/A
Former Name if Applicable

298 N. WIGET LANE,
Address of Principal Executive Office (Street and Number)

WALNUT CREEK, CA 94598
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed on the registrant’s Current Report on Form 8-K filed on February 2, 2009, the registrant entered into an Agreement and Plan of Merger with Koosharem Corporation and Select Merger Sub Inc. (the “Merger Agreement”). The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended November 1, 2008 (the “2008 Form 10-K”) without unreasonable effort or expense because, among other things, the due diligence process and negotiations related to the Merger Agreement diverted significant staff resources and time from the registrant’s normal process of reviewing and completing the 2008 Form 10-K. The registrant is currently in the process of receiving and reviewing certain financial information necessary to finalize the 2008 Form 10-K and the consolidated financial statements included therein. The registrant and its independent accountants are working to complete the 2008 Form 10-K as expeditiously as possible. The registrant expects to file the 2008 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	CHRISTA C. LEONARD	925	951-4011
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report revenue for fiscal year 2008 of $324.5 million, representing a decrease of approximately $115.3 million, or approximately 26.2%, compared to the revenue for fiscal year 2007. The registrant expects to report an operating loss from continuing operations for fiscal year 2008 of $24.9 million, representing an increase of approximately $19.4 million, or approximately 352.7%, compared to the operating loss from continuing operations in fiscal year 2007. The registrant expects to report a net loss for fiscal year 2008 of approximately $46.3 million, representing an increase of approximately $44.4 million, or approximately 2,293.6%, compared to the net loss for fiscal year 2007. The registrant believes the increase in net loss in fiscal year 2008 compared to fiscal year 2007 is primarily due to the establishment of a valuation allowance of approximately $23.2 million against the registrant’s deferred tax assets in the second quarter of fiscal year 2008, the recording of a pre-tax, non-cash charge of approximately $11.5 million in the third quarter of fiscal year 2008 related to the impairment of intangible assets and goodwill of the U.S. operations and the decline in revenues. The foregoing results are estimates and are subject to change.

Certain statements contained in this Form 12b-25 are forward-looking statements and are identified by words such as “expect,” “believe,” “estimate,” or other similar expressions, including statements regarding the registrant’s expectations regarding the completion of the 2008 Form 10-K, the timing of the filing of the 2008 Form 10-K and the results of operations to be reported. The registrant intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and assumptions often beyond the registrant’s control, including the risk that additional staff resources and time may be needed to complete and file the 2008 Form 10-K and other risks described in the Risk Factors sections in the registrant’s reports and documents filed with the SEC. Actual results may differ materially from anticipated results described in these forward-looking statements. In addition to causing the registrant’s actual results to differ, the factors referred to above may cause the registrant’s intentions to change from those statements of intention set forth in this Form 12b-25. Such changes in the registrant’s intentions may cause the registrant’s results to differ. The registrant’s intentions could change at any time and without notice based upon changes in such factors, the registrant’s assumptions or otherwise. Except as required by applicable law, the registrant does not intend and undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Given the uncertainties and risk factors that could cause the registrant’s actual results to differ materially from those contained in any forward-looking statement, readers should not place undue reliance upon forward-looking statements and should carefully consider these risks and uncertainties.

WESTAFF, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 2, 2009	By	/s/ CHRISTA C. LEONARD
CHRISTA C. LEONARD
SENIOR VICE PRESIDENT AND CHIEF FINANCIAL
OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).